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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           Castle Energy Corporation
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                                (Name of Issuer)


                    Common Stock, $0.50 par value per share
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                         (Title of Class of Securities)


                                   148449309
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                                 (CUSIP Number)


                                  Mary A. Cade
                            Chief Financial Officer
                           Castle Energy Corporation
                              357 South Gulph Road
                           King of Prussia, PA 19406
                                 (610) 995-9400
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 28, 2006
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            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l (e), 240.13d-l (f) or 240.13d-l(g), check the following box. |_|


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d- 7 for other parties to whom copies are to be sent.



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CUSIP No.  148449309
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   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Sally W. Castle
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a) |_|
                                                                      (b) |_|
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   3. SEC Use Only
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   4. Source of Funds (See Instructions)

      Not Applicable
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   5. Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)                                      |_|
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   6. Citizenship or Place of Organization:

      United States
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Number of Shares         7.   Sole Voting Power:                 0
Beneficially             -------------------------------------------------------
Owned by Each            8.   Shared Voting Power:               0
Reporting Person         -------------------------------------------------------
With                     9.   Sole Dispositive Power:            0
                         -------------------------------------------------------
                         10.  Shared Dispositive Power:          0
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   11. Aggregate Amount Beneficially Owned by Each Reporting Person:

       0
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   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                 |_|
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   13. Percent of Class Represented by Amount in Row (11)

       0%
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   14. Type of Reporting Person (See Instructions)

       IN
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ITEM 1. SECURITY AND ISSUER

         This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 19, 2005 by Sally W. Castle as amended by Amendment No. 1 filed with the Commission on December 15, 2005. This Amendment relates to the common stock, $.50 par value per share (the "Common Stock"), of Castle Energy Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the issuer is 357 South Gulph Road, Suite 260, King of Prussia, Pennsylvania 19406.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (e) On April 28, 2006 Mrs. Castle ceased to be the beneficial owner of more than five percent of the common stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On November 8, 2005 the Company entered into a merger agreement (the "Merger Agreement") with Delta Petroleum Corporation, a Colorado corporation ("Delta-Colorado"), Delta Petroleum Corporation, a Delaware corporation and a newly formed wholly-owned subsidiary of Delta-Colorado ("Delta-Delaware" and collectively, with Delta-Colorado, "Delta") and DPCA LLC, a Delaware limited liability company and a newly formed wholly-owned subsidiary of Delta-Colorado ("DPCA"). On April 28, 2006, the merger between the Company, Delta and DPCA became effective and Mrs. Castle exchanged all of the shares currently held by her individually and as executor of the Estate of Joseph L. Castle, II for shares of Delta-Colorado plus cash in lieu of fractional shares.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2006

                                                   /s/ Sally W. Castle
                                                  -----------------------
                                                       Sally W. Castle



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)